UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated September 30, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, September 30, 2025 Comisión Nacional de Valores

Re.: Informs resignation of Member of the Board of Directors. Article 3, Chapter I, Title XII of the Comisión Nacional de Valores’ Rules

Dear Sirs,

I am writing to you as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), to inform you that on September 30, 2025, the Company received the resignation notice of the Member of the Board of Directors, Julian Akerman, appointed at the proposal of FGS Anses, who resigned for personal reasons.

The Board of Directors of the Company will consider such resignation at its next meeting.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	September 30, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations